UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 51455 / March 31, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11831

In the Matter of	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AMITELO COMMUNICATIONS, INC.**
Amitelo Communications, Inc. and Whitehall Enterprises, Inc.,	
Respondents.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Amitelo Communications, Inc. (f/k/a Plastigone Technologies, Inc.) ("ALOC" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings instituted against Respondent on February 15, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Amitelo Communications, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

1.	ALOC (CIK No. 835494) is a Florida corporation based in Orlando, Florida. At all times relevant to this proceeding, the common stock of ALOC has been registered with the Commission under Exchange Act Section 12(g). As of November 30, 2004, the common stock of ALOC was quoted on the Pink Sheets (symbol "ALOC").

2.	ALOC has failed to comply with Exchange Act Section 13(a), and Rules 13a-1 and 13a-13 thereunder, because it has not filed any periodic reports with the Commission since it filed its Form 10-KSB for the period ending December 31, 1995.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

The registration of each class of Respondent's securities is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary